GARY CURTIS CANNON
ATTORNEY AT LAW
12341 Briardale Way
San Diego, CA 92128-5212
____________________

Telephone (858) 391-9083 Facsimile (858) 391-9084
email: garycurtiscannon@lawyer.com

By Fax and Mail

December 15, 2005

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CryoPort, Inc.
    Form 10-SB
    Filed October 20, 2005
    File No. 0-51578

Dear Mr. Riedler,

The Company management has had internal discussions and a review by our auditors of my December 9, 2005 letter addressed to you responding to the SEC comments regarding the CryoPort 10-SB filed October 20, 2005. Based on the review by CryoPort’s auditors and further internal discussion of management, CryoPort is providing further information by adding additional clarifying language to the Company’s responses to the SEC comments numbers 38, 39 and 41 as set forth below. In addition, CryPort has filed its Form 10-SB/A as initially requested by Greg Belliston in my conversation with him on December 13, 2005.

Note 2 - Summary of Significant Accounting Policies, page F-7

38.
Based on your web site, it appears that your common stock currently trades on the pink sheets. As such, please tell us how you considered those quoted market prices and the value implied by any sales of your stock to unrelated third parties in:

•	concluding that employee options granted were issued at or above the estimated fair value of your stock on the grant date, as disclosed on Pages F-12 and F-33;

All options granted were issued at a per share price consistent with the selling prices of the Company’s common stock in its most recent private placement offerings to third parties at around the date of the option grants. The selling prices

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 15, 2005

of the Company’s common stock ranged from $0.50 to $0.70 per share in fiscal 2004, as disclosed in Note 9 of the consolidated financial statements. As the Company was not publicly traded during this period, the Company utilized its most recent sales of its common stock to value options in that period. In fiscal 2005, the selling prices of the Company’s common stock ranged from $0.04 to $0.75, as also disclosed in Note 9 of the consolidated financial statements. As the Company was not publicly traded from April 1, 2004 through March 15, 2005, the Company again utilized its most recent sales of its common stock to value options granted during that period. No options have been issued subsequent to March 15, 2005 so consideration of the publicly traded prices on the Pink Sheets was not necessary for option valuations. The last option issued was in August 2004 which was several months before the Company considered the “reverse merger” transaction. In consideration of all facts that existed at the dates of grant, we believe that all options were issued at or above the fair value of our common stock on the grant dates.

•	determining the stock-based employee compensation under the fair value method reported on Pages F-12 and F-33;

As noted in the previous response, all options were issued at or above the fair value of our common stock on the grant dates. In consideration of the facts noted above, all option fair values were calculated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) average volatilities in both years of 60%, (iii) weighted-average risk-free interest rate of approximately 3.21% and 3.29%, respectively, and (iv) expected lives of five years.

•	calculating the impact under the treasury method of dilutive convertible debt, stock options, and warrants that is disclosed on Pages F-13 and F-34.

As noted above, the Company was not “publicly traded” until March 15, 2005. Prior and subsequent to that date through March 31, 2005, the Company conducted fundraising activities to raise capital through private sales at $0.75 per share, a value at which the Company believed to be the fair market value of its common stock. The capital raise resulted in an additional 1,322,497 shares issued at that price. The Company did note, however, that there were “public transactions” on the Pink Sheets from the period March 15, 2005 through March 31, 2005. Those trades were at prices ranging from $1.00 to $5.50 per share per the Pinksheets.com website. However, the stock was so thinly traded when compared to the overall common stock shares outstanding of nearly 30 million, that it appeared inappropriate for the Company to use those trades to determine the fair value of the Company’s common stock as those trades amounted to pure speculation on

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 15, 2005

the Company’s common stock. Additionally, the Company was not yet a reporting entity so there was no publicly available information for which those traders to make investment decisions. Of further note, of the 30 million shares outstanding, only 2.5 million shares are in the public float. In that light, the Company did not factor in the quoted Pink Sheet prices in calculating the impact under the treasury method but opted instead to use the Company’s private funding common stock values to produce a more accurate and conservative impact.

When contemplating the impact using the treasury method of dilutive convertible debt, stock options, and warrants which is disclosed on Page F-34, the Company did not conduct any capital raises, other than warrant exercises, until August 2005. At June 30, 2005, given the progress of the Company’s business model and related events, it was our firm belief that the $0.75 was a better representation of the fair market value of the Company’s common stock. The Company noted that its stock continued to trade on the Pink Sheets in the $5.00 to $6.00 range. However, again, the trading was so thin versus the Company’s total outstanding shares that we felt it would be inaccurate to utilize those trading prices. For example, at the lower trading price during the period of $5.00, the Company’s value would be approximately $150 million. Using $0.75, the Company’s value is approximately $22,500,000. Given the Company’s market position and results, the latter value appears more realistic and a better, more conservative, indicator of the value of the Company as of June 30, 2005.

•	estimating the fair value of the shares provided to the former employee as disclosed on page F-20;

The value of the Company’s common stock at the time these shares were issued to the former employee was based on the private sales of the Company’s common stock ($0.04) at the time this settlement was completed. In August 2004, the Company was experiencing a severe operating cash flow shortage and was in danger of having to cease operations. In that light, the Company notified its existing shareholders of the need of immediate funding. To facilitate the funding, the Company, beginning in August 2004, offered the Company’s common stock at $0.04 per share. The low price of the shares offered was in consideration of the risk premium the shareholders were undertaking. In the fundraising activities from August 2004 through November 2004, the Company sold approximately 10 million shares to meet its funding needs. Consistent with this funding offering and the price being consistent with the Company’s situation, the $0.04 price was used in valuing this option as it was representative of the fair market value of the common stock at the date of issuance. Further, the settlement transaction occurred before the Company entered into a public transaction, and therefore the Pink Sheets prices in effect for the predecessor Company were not considered relevant at that time.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 15, 2005

•	calculating the weighted average fair value of the options granted, as disclosed on page F-20; and,

The weighted average fair value of the options granted during fiscal 2004 and 2005 was determined based on the historical grant prices ranging from $0.04 to $0.75 per share, and was determined based on the facts discussed above.

•	determining the value of unexercised in-the-money options disclosed on Page 38.

We considered the quoted prices on the Pink Sheets in our valuation, but believe they were not a true indicator, at that time, of the value of the Company’s common stock. As noted in our responses above, several factors were considered when using the $0.75 price in the computation. The first factor was the limited trading history of the Company on the Pink Sheets. The Company, in its current form, had only been trading since March 15, 2005. The second factor was the public float. The public float of the Company’s shares was only 2.5 million shares when there was a total of 30 million shares outstanding, an amount representing less than 10% of the Company’s outstanding common stock. The third factor is the lack of information available to the public markets as the Company had not become a reporting entity yet, therefore, informed investment decisions could not be made. The fourth factor is that the stock was so thinly traded that it would be difficult to justify that these transactions were reflective of the fair value of the common stock of the Company. To illustrate, as noted above, the trading prices on the Pink Sheets would result in a Company valuation in excess of $150 million. Given the Company’s operating history, assets and status, this value is unsustainable and highly unlikely. When considering the most recent private capital raises of over 1.3 million common shares at $0.75, the volume of these raises and the efforts to raise funds at this price, this indicates to us that this is more reflective of the fair market value of the Company’s common stock, and thus that was the value utilized in the computation.

Fair Value of Financial Instruments, page F-8

39.
Please elaborate, for us, on why the fair value of the related party notes payable is not determinable. In so doing, please tell us whether you could reasonably estimate what the fair value would have been for notes payable to unrelated third parties for similar amounts and with similar maturities. If so, please tell us why this did not make the fair value of the related party notes payable determinable. If not, please tell us: (a) whether you used the incremental borrowing rate, as defined in paragraph 5(1) of SFAS 13, in presumably determining, in accordance with paragraph 7, that the April 1, 2005 lease, disclosed on page F-17 was an operating, not a capital, lease and (b) why this rate did not make the fair value of the related party notes determinable.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 15, 2005

The Company has revised its statement in the section, “Fair Value of Financial Instruments” on page F-8 of the March 31, 2005 Financial Statements to include the following sentence: “The difference between the fair value and recorded values of the related party notes payable is not significant.” The Company has prepared a detailed analysis discounting the future payment streams of the notes payable to the present values as of March 31, 2005. This analysis compared the present value of the notes at the 6% interest stated rate of the notes with the present values at the published prime rate as of March 31, 2005, prime plus 1 and prime minus 1 rates. Based on these comparisons, it was determined that the differences in the present value of the notes using the above discount rates were not significant. (See Form 10-SB/A).

Operating Leases, page F-17

40.
Please explain to us why your future minimum rental payments, as of March 31, 2005, for fiscal years 2006 and 2007 appear to significantly exceed the rent expense for fiscal years 2004 and 2005. In doing so, please clarify whether the rental payments in the tabular disclosure are the same as the ones disclosed in the first paragraph. If they are the same please resolve the discrepancy between the obligations existing as of March 31, 2005 and the fact that the lease was entered into subsequent to that date, on April 1, 2005.

In addition, please clarify whether the lease entered into on April 1, 2005 is for the same Brea, California facility that you had previously leased on a month to month basis with varying monthly payments. If so, please tell us why the monthly payments appeared to have significantly increased. If not, please tell us the extent of the costs incurred to exit the previous facility and, if those costs were material, how you accounted for them.

Prior to the Company moving into its current facility in Brea, CA, the Brea landlord had been experiencing difficulty identifying a tenant. The building had remained empty for approximately 3 years based on the poor condition of the building caused by the previous tenant. Due to the poor condition of the building, the Company and owner of the building did not immediately enter into a formal long-term lease arrangement, rather, it was verbally agreed upon that on a month to month basis, from September 2003 through October 2004, the Company would not pay any base rent. For this arrangement, the Company agreed to and did incur expenditures including capitalized leasehold improvements of $7,900 plus other miscellaneous costs which fell below the capitalization policy threshold. In November of 2004, the Company verbally agreed to start paying rent of $4,000 per month on a month to month basis, representing the Company’s usage of slightly over half the available floor space. Subsequently, a written, two year lease was entered into, effective on April 1, 2005, at a monthly lease payment amount of $7,500, representing the Company’s now total occupancy of the building space. (See Form 10-SB/A).

In connection with responding to your comments, CryoPort acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
December 15, 2005

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please let me know.

Sincerely,
/s/ Gary Curtis Cannon      December 15, 2005
Gary Curtis Cannon
Attorney at Law

GCC/dc

Cc: /CryoPort, Inc.
   CORBIN & COMPANY, LLP
  file